Form 40-F
period 2022-12-31
Triple Flag Precious Metals Corp.
filed 2023-03-30
CIK 1829726

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐ Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒ Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

December 31, 2022	001-41484
For the fiscal year ended	Commission File Number

TRIPLE FLAG PRECIOUS METALS CORP.

(Exact name of Registrant as specified in its charter)

Canada	6795	98-1712746
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

TD Canada Trust Tower

161 Bay Street, Suite 4535

Toronto, Ontario, Canada M5J 2S1

(416) 304-9741

(Address and telephone number of Registrant’s principal executive offices)

Triple Flag USA Royalties Ltd.

c/o Torys LLP

1114 Avenue of the Americas, 23rd Floor

New York, New York 10036

(212) 880-6000

(Name, address (including zip code) and telephone number

(including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Common Shares, no par value	TFPM	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual information form	☒ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 155,685,593

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files). ☒

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

Triple Flag Precious Metals Corp. (the “Registrant”) is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare reports it files with the United States Securities and Exchange Commission (the “SEC” or the “Commission”) in accordance with Canadian disclosure requirements, which are different from those of the United States. The Registrant currently prepares its financial statements, which are filed as exhibits to this Annual Report on Form 40-F (this “Form 40-F”) in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and as a result, they may differ from financial statements filed by United States companies.

FORWARD-LOOKING INFORMATION

This Form 40-F contains “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, respectively (collectively referred to herein as “forward-looking information”). Forward-looking information may be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates”, “believes”, or variations of such words and phrases or terminology which states that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”. Forward-looking information in this Form 40-F includes, but is not limited to, the Registrant’s future financial outlook and anticipated events or results, business, financial position, business strategy, growth plans, and strategies, budgets, operations, financial results, taxes, dividend policy, plans and objectives. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding possible future events or circumstances.

The forward-looking information included in this Form 40-F is based on the Registrant’s opinions, estimates and assumptions in light of the Registrant’s experience and perception of historical trends, current conditions and expected future developments, as well as other factors that the Registrant currently believes are appropriate and reasonable in the circumstances. The forward-looking information contained in this Form 40-F is also based upon a number of assumptions, including the ongoing operation of the properties in which the Registrant holds a stream or royalty interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; and the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production. These assumptions include, but are not limited to, the following: assumptions in respect of current and future market conditions and the execution of the Registrant’s business strategies, that operations, or ramp-up where applicable, at properties in which the Registrant holds a royalty, stream or other interest, continue without further interruption through the period, and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated, intended or implied. Despite a careful process to prepare and review the forward-looking information, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. Forward-looking information is also subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but are not limited to, those set forth under the caption “Risk Factors” in the Registrant’s annual information form filed as Exhibit 99.1 to this Form 40-F. For clarity, mineral resources that are not mineral reserves do not have demonstrated economic viability and inferred resources are considered too geologically speculative for the application of economic considerations.

Although the Registrant has attempted to identify important risk factors that could cause actual results or future events to differ materially from those contained in forward-looking information, there may be other risk factors not presently known to the Registrant or that the Registrant presently believes are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this Form 40-F represents the Registrant’s expectations as of the date of this Form 40-F and is subject to change after such date. The Registrant disclaims any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required by applicable securities laws. All of the forward-looking information contained in this Form 40-F is expressly qualified by the foregoing cautionary statements.

CAUTIONARY NOTE REGARDING MINERAL RESERVE AND RESOURCE ESTIMATES

This Form 40-F and the documents filed as exhibits hereto have been prepared in accordance with the requirements of Canadian securities laws in effect in Canada, which differ from the requirements of U.S. securities laws, including National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 establishes standards for all public disclosure of scientific and technical information concerning mineral projects made by an issuer. Unless otherwise indicated, all mineral resource and reserve estimates included in this Form 40-F and the documents filed as exhibits hereto have been prepared by the owners or operators of the relevant properties (as and to the extent indicated by them) in accordance with NI 43-101 and the Canadian Institute of Mining and Metallurgy Classification System. In addition to reserves and resource estimates prepared in accordance with NI 43-101 and CIM, certain reserve and resource estimates included in this Form 40-F and the documents filed as exhibits hereto have been prepared in accordance with the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves prepared by the Joint Ore Reserves Committee of the Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Minerals Council of Australia, as amended or the South African Code for the Reporting of Exploration Results, Mineral Resources and Mineral Reserves prepared by the South African Mineral Resource Committee under the Joint Auspices of the Southern African Institute of Mining and Metallurgy and the Geological Society of South Africa, as amended.

Canadian standards, including NI 43-101, may differ from the requirements of the SEC under subpart 1300 of Regulation S-K (“S-K 1300”), and reserve and resource information contained herein may not be comparable to similar information disclosed by U.S. companies.

The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with NI 43-101 and the standards of the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”). Pursuant to S-K 1300, the SEC now recognizes estimates of “measured mineral resources,” “indicated mineral resources” and “inferred mineral resources.” In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be substantially similar to the corresponding standards of the CIM.

Investors are cautioned that while terms are substantially similar to CIM standards, there are differences in the definitions and standards under S-K 1300 and the CIM standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven reserves”, “probable reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 will be the same as the mineral reserve or mineral resource estimates prepared under the standards adopted under S-K 1300. Investors are also cautioned that while the SEC now recognizes “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”, investors should not assume that any part or all of mineral deposits in these categories will ever be converted into reserves. Mineralization described using these terms has a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of a “measured mineral resource”, “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.

Accordingly, information contained in this Form 40-F and the documents filed as exhibits hereto may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

PRINCIPAL DOCUMENTS

In accordance with General Instruction B.(3) of Form 40-F, the following documents that are filed as exhibits to this Form 40-F are incorporated herein by reference:

●	Exhibit 99.1, Annual Information Form of the Registrant for the fiscal year ended December 31, 2022 (the “Annual Information Form”);
●	Exhibit 99.2, Consolidated financial statements of the Registrant, including the notes thereto, together with the independent auditor’s report thereon, for the fiscal years ended December 31, 2022 and 2021; and
●	Exhibit 99.3, Management’s discussion and analysis of the Registrant for the fiscal year ended December 31, 2022 (the “MD&A”).

In accordance with General Instruction D.(9) of Form 40-F, the Registrant has filed the written consent of PricewaterhouseCoopers LLP, the Registrant’s independent auditor.

DISCLOSURE CONTROLS AND PROCEDURES

The information relating to the Registrant’s disclosure controls and procedures and management’s evaluation thereof that is included under the heading “Disclosure Controls & Procedures” in the MD&A is hereby incorporated by reference herein.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

This Form 40-F does not include a report of management’s assessment regarding internal control over financial reporting, or an attestation report of the Registrant’s registered public accounting firm, pursuant to the Sarbanes-Oxley Act of 2002, due to a transition period established by rules of the SEC for newly public companies.

The information relating to the Registrant’s internal control over financial reporting that is included under the heading “Internal Controls Over Financial Reporting” in the MD&A is hereby incorporated by reference herein.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

The information relating to changes in the Registrant’s internal control over financial reporting that is included under the heading “Internal Controls Over Financial Reporting” in the MD&A is hereby incorporated by reference herein.

CODE OF ETHICS

The Registrant has adopted a code of business conduct and ethics (the “Code of Conduct”), which is applicable to all directors, officers and employees. All amendments to the Code of Conduct, and all waivers of the Code of Conduct with respect to any of the officers covered by it, will be promptly posted on the Registrant’s website and provided in print to any shareholder who requests them. The Code of Conduct is located on its website at www.tripleflagpm.com under the heading “ESG—Policies & Mandates”.

AUDIT COMMITTEE INFORMATION

The Board of Directors of the Registrant (the “Board”) has a separately designated standing Audit Committee established for the purpose of overseeing the accounting and financial reporting processes of the Registrant and audits of the financial statements of the Registrant in accordance with Section 3(a)(58)(A) of the Exchange Act. As of the date of this Form 40-F, the Audit Committee is comprised of Elizabeth Wademan, Peter O’Hagan and chair Susan Allen, each of whom is independent under the New York Stock Exchange (the “NYSE”) listing standards (the “NYSE Listing Standards”) and Rule 10A-3 under the Exchange Act. In addition, the Board has determined that Susan Allen is an “audit committee financial expert” within the meaning of the rules of the SEC. The information provided under the heading “Directors and Officers—Audit Committee Information” in the Annual Information Form is hereby incorporated by reference herein.

A copy of the written charter of the Audit Committee adopted by the Board of the Registrant appears as Appendix A to the Annual Information Form, and is also available on the Registrant’s website at www.tripleflagpm.com, under the heading “ESG—Policies & Mandates”.

AUDIT FEE DISCLOSURE

The information relating to the Registrant’s principal accountant fees and services and the pre-approval policies and procedures of the Registrant’s Audit Committee that is included under the heading “Directors and Officers—Audit Committee Information—External Auditor Service Fees” in the Annual Information Form is hereby incorporated by reference herein.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Registrant sent during the year ended December 31, 2022 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

MINE SAFETY DISCLOSURE

The Registrant does not operate any mine in the United States and has no mine safety incidents to report for the year ended December 31, 2022.

NYSE CORPORATE GOVERNANCE

A foreign private issuer that follows home country practices in lieu of certain provisions of the NYSE Listing Standards must disclose the ways in which its corporate governance practices differ from those followed by domestic companies.

The Registrant is permitted to follow certain Canadian corporate governance practices in lieu of those required by the NYSE Listing Standards. In particular, the Registrant follows the listing rules of the Toronto Stock Exchange in respect of private placements instead of the requirements of the NYSE to obtain shareholder approval for certain dilutive events (such as issuances that will result in a change of control, certain transactions other than a public offering involving issuances of a 20% or greater interest in the Registrant and certain acquisitions of the shares or assets of another company).

Because the Registrant’s principal shareholders, Triple Flag Mining Aggregator S.à r.l. and Triple Flag Co-Invest Luxembourg Investment Company S.à r.l., control a majority of the voting power of the outstanding common shares in the capital of the Registrant (the “Common Shares”), the Registrant qualifies as a “controlled company” within the meaning of the NYSE Listing Standards. As a controlled company, the Registrant is eligible to and, in the event it no longer qualifies as a “foreign private issuer” under SEC rules the Registrant will be able to, elect not to comply with certain of the NYSE corporate governance standards. Notwithstanding the foregoing, the Registrant believes it is currently in compliance with all applicable NYSE corporate governance standards.

UNDERTAKING

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

Concurrently with this Form 40-F, the Company is filing a Form F-X in respect of its Common Shares, the class of securities in relation to which the obligation to file this Form 40-F arises.

Any change to the name or address of the Registrant’s agent for service shall be communicated promptly to the Commission by amendment to the Form F-X referencing the file number of the Registrant.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

TRIPLE FLAG PRECIOUS METALS CORP.

By:	/s/ Sheldon Vanderkooy
Name: Sheldon Vanderkooy
Title: Chief Financial Officer

Date: March 30, 2023

EXHIBIT INDEX

The following documents are being filed with the Commission as Exhibits to this Form 40-F:

Exhibit No.	Description
99.1	Annual Information Form for the year ended December 31, 2022
99.2	Consolidated financial statements for the fiscal years ended December 31, 2022 and 2021
99.3	Management’s discussion and analysis for the fiscal years ended December 31, 2022 and 2021
99.4	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.5	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.6	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Consent of PricewaterhouseCoopers LLP (PCAOB ID# 271)
99.9	Consent of James Dendle
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Labels Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover page interactive data file