Form 40-F
period 2023-12-31
Triple Flag Precious Metals Corp.
filed 2024-03-28
CIK 1829726

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐ Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒ Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

December 31, 2023	001-41484
For the fiscal year ended	Commission File Number

TRIPLE FLAG PRECIOUS METALS CORP.

(Exact name of Registrant as specified in its charter)

Canada	6795	98-1712746
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 201,353,962 as of December 31, 2023

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files). ☒

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company ☐

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

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

FORWARD-LOOKING INFORMATION

This Form 40-F contains “forward-looking information” and “forward looking statements” within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995, respectively (collectively referred to herein as “forward-looking information”). Forward-looking information may be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates”, “believes”, or variations of such words and phrases or terminology which states that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”. The Registrant’s assessments of, and expectations for, future periods described in this Form 40-F, including the Registrant’s future financial outlook and anticipated events or results, business, financial position, business strategy, growth plans, and strategies, budgets, operations, financial results, taxes, dividend policy, plans and objectives, and environmental, social and governance (“ESG”) targets, goals and objectives, are considered forward-looking information. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding possible future events or circumstances.

The forward-looking information included in this Form 40-F is based on the Registrant’s opinions, estimates and assumptions in light of the Registrant’s experience and perception of historical trends, current conditions and expected future developments, as well as other factors that the Registrant currently believes are appropriate and reasonable in the circumstances. The forward-looking information contained in this Form 40-F is also based upon the ongoing operation of the properties in which the Registrant holds a stream, royalty or other similar interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; and the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production. These assumptions include, but are not limited to, the following: assumptions in respect of current and future market conditions and the execution of the Registrant’s business strategies, that operations, or ramp-up where applicable, at properties in which the Registrant holds a royalty, stream or other interest, continue without further interruption through the period, and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated, intended or implied. Despite a careful process to prepare and review the forward-looking information, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. Forward-looking information is also subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements, including our ability to meet our ESG-related targets, goals and objectives, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but are not limited to, those set forth under the caption “Risk Factors” in the Registrant’s annual information form filed as Exhibit 99.1 to this Form 40-F. For clarity, mineral resources that are not mineral reserves do not have demonstrated economic viability and inferred resources are considered too geologically speculative for the application of economic considerations.

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

Canadian standards, including NI 43-101 and the standards of the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”), may differ from the requirements of the SEC under subpart 1300 of Regulation S-K (“S-K 1300”), and reserve and resource information contained herein may not be comparable to similar information disclosed by U.S. companies.

The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with NI 43-101 and CIM. Pursuant to S-K 1300, the SEC now recognizes estimates of “measured mineral resources,” “indicated mineral resources” and “inferred mineral resources.” In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be substantially similar to the corresponding standards of the CIM.

Investors are cautioned that while terms are substantially similar to CIM standards, there are differences in the definitions and standards under S-K 1300 and the CIM standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Registrant may report as “proven reserves”, “probable reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 will be the same as the mineral reserve or mineral resource estimates prepared under the standards adopted under S-K 1300. Investors are also cautioned that while the SEC now recognizes “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”, investors should not assume that any part or all of mineral deposits in these categories will ever be converted into reserves. Mineralization described using these terms has a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of a “measured mineral resource”, “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.

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

PRINCIPAL DOCUMENTS

In accordance with General Instruction B.(3) of Form 40-F, the following documents that are filed as exhibits to this Form 40-F are incorporated herein by reference:

●	Exhibit 99.1, Annual Information Form of the Registrant for the fiscal year ended December 31, 2023 (the “Annual Information Form”);
●	Exhibit 99.2, Consolidated financial statements of the Registrant, including the notes thereto, together with the independent auditor’s report thereon, for the fiscal years ended December 31, 2023 and 2022 (the “Audited Financial Statements”); and
●	Exhibit 99.3, Management’s discussion and analysis of the Registrant for the fiscal year ended December 31, 2023 (the “MD&A”)

In accordance with General Instruction D (9) of Form 40-F, the Registrant has filed the written consent of PricewaterhouseCoopers LLP, the Registrant’s independent auditor.

DISCLOSURE CONTROLS AND PROCEDURES

The information relating to the Registrant’s disclosure controls and procedures and management’s evaluation thereof that is included under the heading “Disclosure Controls & Procedures” in the MD&A is hereby incorporated by reference herein.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management’s report on internal control over financial reporting is included in the Audited Financial Statements and incorporated by reference herein.

ATTESTATION REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

PricewaterhouseCoopers LLP (PCAOB ID#271), an independent registered public accounting firm, audited the effectiveness of the Registrant’s internal control over financial reporting as of December 31, 2023, and issued an unqualified opinion thereon, as stated in their report included in the Audited Financial Statements and incorporated by reference herein.

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

AUDIT COMMITTEE INFORMATION

The Board of Directors of the Registrant (the “Board”) has a separately designated standing Audit & Risk Committee established for the purpose of overseeing the accounting and financial reporting processes of the Registrant and audits of the financial statements of the Registrant in accordance with Section 3(a)(58)(A) of the Exchange Act. As of the date of this Form 40-F, the Audit & Risk Committee is comprised of Elizabeth Wademan, Peter O’Hagan and chair Susan Allen, each of whom is independent under the New York Stock Exchange (the “NYSE”) listing standards (the “NYSE Listing Standards”) and Rule 10A-3 under the Exchange Act. In addition, the Board has determined that Susan Allen is an “audit committee financial expert” within the meaning of the rules of the SEC. The information provided under the heading “Directors and Officers—Audit Committee Information” in the Annual Information Form is hereby incorporated by reference herein.

A copy of the written charter of the Audit & Risk Committee adopted by the Board of the Registrant appears as Appendix A to the Annual Information Form, and is also available on the Registrant’s website at www.tripleflagpm.com, under the heading “ESG—Policies & Mandates”.

AUDIT FEE DISCLOSURE

The information relating to the Registrant’s principal accountant fees and services and the pre-approval policies and procedures of the Registrant’s Audit & Risk Committee that is included under the heading “Directors and Officers—Audit Committee Information—External Auditor Service Fees” in the Annual Information Form is hereby incorporated by reference herein.

OFF BALANCE SHEET ARRANGEMENTS

The Registrant does not have any off-balance sheet arrangements.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Registrant sent during the year ended December 31, 2023 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

MINE SAFETY DISCLOSURE

The Registrant does not operate any mine in the United States and has no mine safety incidents to report for the year ended December 31, 2023.

DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

RECOVERY OF ERRONEOUSLY AWARDED COMPENSATION

Not applicable.

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

Because the Registrant’s principal shareholder, Triple Flag Mining Aggregator S.à r.l., controls a majority of the voting power of the outstanding common shares in the capital of the Registrant (the “Common Shares”), the Registrant qualifies as a “controlled company” within the meaning of the NYSE Listing Standards. As a controlled company, the Registrant is eligible to and, in the event it no longer qualifies as a “foreign private issuer” under SEC rules, the Registrant will be able to elect not to comply with certain of the NYSE corporate governance standards. Notwithstanding the foregoing, the Registrant believes it is currently in compliance with all applicable NYSE corporate governance standards.

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

CONSENT TO SERVICE OF PROCESS

Concurrently with this Form 40-F, the Registrant is filing with the Commission an Appointment of Agent for Service of Process and Undertaking on Form F-X in respect of its Common Shares, the class of securities in relation to which the obligation to file this Form 40-F arises.

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
Name: Sheldon Vanderkooy
Title: Chief Financial Officer

Date: March 28, 2024

EXHIBIT INDEX

The following documents are being filed with the Commission as Exhibits to this Form 40-F:

Exhibit No.	Description
97.1	Compensation Recovery Policy
99.1	Annual Information Form for the year ended December 31, 2023
99.2	Consolidated financial statements for the fiscal years ended December 31, 2023 and 2022
99.3	Management’s discussion and analysis for the fiscal year ended December 31, 2023
99.4	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.5	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.6	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Consent of PricewaterhouseCoopers LLP (PCAOB ID# 271)
99.9	Consent of James Lill
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Labels Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover page interactive data file