Form 40-F
period 2024-12-31
Triple Flag Precious Metals Corp.
filed 2025-03-28
CIK 1829726

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐ Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒ Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

December 31, 2024	001-41484
For the fiscal year ended	Commission File Number

TRIPLE FLAG PRECIOUS METALS CORP.

(Exact name of Registrant as specified in its charter)

Canada	6795	98-1712746
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 201,211,843 as of December 31, 2024.

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

The forward-looking information included in this Form 40-F is based on the Registrant’s opinions, estimates and assumptions in light of the Registrant’s experience and perception of historical trends, current conditions and expected future developments, as well as other factors that the Registrant currently believes are appropriate and reasonable in the circumstances. The forward-looking information contained in this Form 40-F is also based upon the ongoing operation of the properties in which the Registrant holds a stream, royalty or other similar interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; and the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production. These assumptions include, but are not limited to, the following: assumptions in respect of current and future market conditions and the execution of the Registrant’s business strategies, that operations, or ramp-up where applicable, at properties in which the Registrant holds a royalty, stream or other interest, continue without further interruption through the period, and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated, intended or implied. Despite a careful process to prepare and review the forward-looking information, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. Forward-looking information is also subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements, including our ability to meet our ESG-related targets, goals and objectives, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but are not limited to, those set forth under the caption “Risk Factors” in the Registrant’s annual information form filed as Exhibit 99.1 to this Form 40-F. In addition, mineral resources that are not mineral reserves do not have demonstrated economic viability and inferred resources are considered too geologically speculative for the application of economic considerations.

Although the Registrant has attempted to identify important risk factors that could cause actual results or future events to differ materially from those contained in forward-looking information, there may be other risk factors not presently known to the Registrant or that the Registrant presently believes are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this Form 40-F represents the Registrant’s expectations as of the date of this Form 40-F and is subject to change after such date. The Registrant disclaims any intention or obligation or undertaking to update or revise any forward-looking information whether because of new information, future events or otherwise, except as required by applicable securities laws. All the forward-looking information contained in this Form 40-F is expressly qualified by the foregoing cautionary statements.

CAUTIONARY NOTE REGARDING MINERAL RESERVE AND RESOURCE ESTIMATES

This Form 40-F and the documents filed as exhibits hereto have been prepared in accordance with the requirements of Canadian securities laws in effect in Canada, including National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”), which differ from the requirements of U.S. securities laws. NI 43-101 is a rule developed by the Canadian securities regulatory authorities which establishes standards for all public disclosure of scientific and technical information concerning mineral projects made by an issuer. Unless otherwise indicated, all mineral resource and mineral reserve estimates included in this Form 40-F and the documents filed as exhibits hereto have been prepared by the owners or operators of the relevant properties (as and to the extent indicated by them) in accordance with NI 43-101 and the Canadian Institute of Mining and Metallurgy Classification System. In addition to reserves and resource estimates prepared in accordance with NI 43-101 and the standards of the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”), certain reserve and resource estimates included in this Form 40-F and the documents filed as exhibits hereto have been prepared in accordance with the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves prepared by the Joint Ore Reserves Committee of the Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Minerals Council of Australia, as amended or the South African Code for the Reporting of Exploration Results, Mineral Resources and Mineral Reserves prepared by the South African Mineral Resource Committee under the Joint Auspices of the Southern African Institute of Mining and Metallurgy and the Geological Society of South Africa, as amended.

These standards, including NI 43-101 and CIM, may differ from the requirements of the SEC under subpart 1300 of Regulation S-K (“S-K 1300”), and reserve and resource information contained herein may not be comparable to similar information disclosed by U.S. companies.

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

Investors are cautioned that while terms are substantially similar to CIM standards, there are differences in the definitions and standards under S-K 1300 and the CIM standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Registrant may report as “proven reserves”, “probable reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 will be the same as the mineral reserve or mineral resource estimates prepared under the standards adopted under S-K 1300. Investors are also cautioned that while the SEC now recognizes “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”, investors should not assume that any part of or all mineral deposits in these categories will ever be converted into reserves. Mineralization described using these terms has a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of a “measured mineral resource”, “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.

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

PRINCIPAL DOCUMENTS

In accordance with General Instruction B.(3) of Form 40-F, the following documents that are filed as exhibits to this Form 40-F are incorporated herein by reference:

●	Exhibit 99.1, Annual Information Form of the Registrant for the fiscal year ended December 31, 2024 (the “Annual Information Form”);
●	Exhibit 99.2, Consolidated financial statements of the Registrant, including the notes thereto, together with the Report of Independent Registered Public Accounting Firm thereon, for the fiscal years ended December 31, 2024 and 2023 (the “Audited Financial Statements”); and
●	Exhibit 99.3, Management’s discussion and analysis of the Registrant for the fiscal year ended December 31, 2024 (the “MD&A”).

DISCLOSURE CONTROLS AND PROCEDURES

The information relating to the Registrant’s disclosure controls and procedures and management’s evaluation thereof that is included under the heading “Disclosure Controls & Procedures” in the MD&A is hereby incorporated by reference herein.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management’s report on internal control over financial reporting is included with the Audited Financial Statements and incorporated by reference herein.

ATTESTATION REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

PricewaterhouseCoopers LLP (PCAOB ID#271), an independent registered public accounting firm, audited the effectiveness of the Registrant’s internal control over financial reporting as of December 31, 2024, and issued an unqualified opinion thereon, as stated in their report included in the Audited Financial Statements and incorporated by reference herein.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

The information relating to changes in the Registrant’s internal control over financial reporting that is included under the heading “Internal Controls Over Financial Reporting” in the MD&A is hereby incorporated by reference herein.

CODE OF ETHICS

The Registrant has adopted a code of business conduct and ethics (the “Code of Conduct”), which is applicable to all directors, officers and employees. All amendments to the Code of Conduct, and all waivers of the Code of Conduct with respect to any of the officers covered by it, will be promptly posted on the Registrant’s website and provided in print to any shareholder who requests them. The Code of Conduct is located on its website at www.tripleflagpm.com under the heading “ESG—Policies & Mandates”. Information contained or otherwise accessed through the Registrant’s website or any other website, other than those documents filed as exhibits hereto or otherwise specifically referred to herein, does not form part of this Form 40-F, and any reference to the Registrant’s website herein is as an inactive textual reference only.

AUDIT COMMITTEE INFORMATION

The Board of Directors of the Registrant (the “Board”) has a separately designated standing Audit & Risk Committee established for the purpose of overseeing the accounting and financial reporting processes of the Registrant and audits of the financial statements of the Registrant in accordance with Section 3(a)(58)(A) of the Exchange Act. As of the date of this Form 40-F, the Audit & Risk Committee is comprised of Elizabeth Wademan, Blake Rhodes and chair Susan Allen, each of whom is independent under the New York Stock Exchange (the “NYSE”) listing standards (the “NYSE Listing Standards”) and Rule 10A-3 under the Exchange Act. In addition, the Board has determined that Susan Allen is an “audit committee financial expert” within the meaning of the rules of the SEC. The information provided under the heading “Directors and Officers—Audit Committee Information” in the Annual Information Form is hereby incorporated by reference herein.

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

NOTICES PURSUANT TO REGULATION BTR

Not applicable.

MINE SAFETY DISCLOSURE

The Registrant does not operate any mine in the United States and has no mine safety incidents to report for the year ended December 31, 2024.

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

CONSENT TO SERVICE OF PROCESS

The Registrant has previously filed with the Commission an Appointment of Agent for Service of Process and Undertaking on Form F-X in respect of its Common Shares, the class of securities in relation to which the obligation to file this Form 40-F arises.

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

TRIPLE FLAG PRECIOUS METALS CORP.

By:	/s/ Eban Bari
Name: Eban Bari
Title: Chief Financial Officer

Date: March 28, 2025

EXHIBIT INDEX

The following documents are being filed with the Commission as Exhibits to this Form 40-F:

Exhibit No.	Description
97.1	Compensation Recovery Policy*
99.1	Annual Information Form for the year ended December 31, 2024
99.2	Consolidated financial statements for the fiscal years ended December 31, 2024 and 2023
99.3	Management’s discussion and analysis for the fiscal year ended December 31, 2024
99.4	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.5	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.6	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Consent of PricewaterhouseCoopers LLP (PCAOB ID# 271)
99.9	Consent of James Lill
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Labels Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover page interactive data file

* Filed as Exhibit 97.1 to the Registrant’s Annual Report on Form 40-F on March 28, 2024 and incorporated herein by reference.