Form 40-F
period 2025-12-31
Triple Flag Precious Metals Corp.
filed 2026-03-27
CIK 1829726

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐ Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒ Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

December 31, 2025	001-41484
For the fiscal year ended	Commission File Number

TRIPLE FLAG PRECIOUS METALS CORP.

(Exact name of Registrant as specified in its charter)

Canada	6795	98-1712746
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 206,531,806 as of December 31, 2025.

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

FORWARD-LOOKING INFORMATION

This Form 40-F contains “forward-looking information” and “forward looking statements” within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995, respectively (collectively referred to herein as “forward-looking information”). Forward-looking information may be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates”, “believes”, or variations of such words and phrases or terminology which states that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”. The Registrant’s assessments of, and expectations for, future periods described in this Form 40-F, including the Registrant’s future financial outlook and anticipated events or results, business, financial position, business strategy, growth plans, and strategies, budgets, operations, financial results, taxes, dividend policy, plans and objectives, are considered forward-looking information. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding possible future events or circumstances.

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

PRINCIPAL DOCUMENTS

In accordance with General Instruction B.(3) of Form 40-F, the following documents that are filed as exhibits to this Form 40-F are incorporated herein by reference:

●	Exhibit 99.1, Annual Information Form of the Registrant for the fiscal year ended December 31, 2025 (the “Annual Information Form”);
●	Exhibit 99.2, Consolidated financial statements of the Registrant, including the notes thereto, together with the Report of Independent Registered Public Accounting Firm thereon, for the fiscal years ended December 31, 2025 and 2024 (the “Audited Financial Statements”); and
●	Exhibit 99.3, Management’s discussion and analysis of the Registrant for the fiscal year ended December 31, 2025 (the “MD&A”).

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

ATTESTATION REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

PricewaterhouseCoopers LLP (PCAOB ID#271), an independent registered public accounting firm, audited the effectiveness of the Registrant’s internal control over financial reporting as of December 31, 2025, and issued an unqualified opinion thereon, as stated in their report included in the Audited Financial Statements and incorporated by reference herein.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

The information relating to changes in the Registrant’s internal control over financial reporting that is included under the heading “Internal Controls Over Financial Reporting” in the MD&A is hereby incorporated by reference herein.

CODE OF ETHICS

The Registrant has adopted a code of business conduct and ethics (the “Code of Conduct”), which is applicable to all directors, officers and employees. All amendments to the Code of Conduct, and all waivers of the Code of Conduct with respect to any of the officers covered by it, will be promptly posted on the Registrant’s website and provided in print to any shareholder who requests them. The Code of Conduct is located on its website at www.tripleflagpm.com under the heading “Sustainability—Policies & Mandates”. Information contained or otherwise accessed through the Registrant’s website or any other website, other than those documents filed as exhibits hereto or otherwise specifically referred to herein, does not form part of this Form 40-F, and any reference to the Registrant’s website herein is as an inactive textual reference only.

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

A copy of the written charter of the Audit & Risk Committee adopted by the Board of the Registrant appears as Appendix A to the Annual Information Form, and is also available on the Registrant’s website at www.tripleflagpm.com, under the heading “Sustainability—Policies & Mandates”.

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

NOTICES PURSUANT TO REGULATION BTR

Not applicable.

MINE SAFETY DISCLOSURE

The Registrant does not operate any mine in the United States and has no mine safety incidents to report for the year ended December 31, 2025.

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
Name: Eban Bari
Title: Chief Financial Officer

Date: March 27, 2026

EXHIBIT INDEX

The following documents are being filed with the Commission as Exhibits to this Form 40-F:

Exhibit No.	Description
97.1	Compensation Recovery Policy*
99.1	Annual Information Form for the year ended December 31, 2025
99.2	Consolidated financial statements for the fiscal years ended December 31, 2025 and 2024
99.3	Management’s discussion and analysis for the fiscal year ended December 31, 2025
99.4	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.5	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.6	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Consent of PricewaterhouseCoopers LLP (PCAOB ID# 271)
99.9	Consent of James Lill
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Labels Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover page interactive data file

* Filed as Exhibit 97.1 to the Registrant’s Annual Report on Form 40-F filed on March 28, 2024 and incorporated herein by reference.